UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 401st MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 07th, 2020

1.         DATE, TIME AND PLACE: At 9:00 a.m., on February 07th 2020, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Shirong Lyu and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020002-B, the favorable vote to its representatives in the Shareholders’ Meeting of CPFL Comercialização Brasil S.A. ("CPFL Brasil") to approve the updating of the terms of the Long Term Strategy approved by the Board of Directors in the meetings held on November 7th 2019 (389th) and on December 18th, 2019 (395th), through the Board of Executive Officers’ Resolutions NO. 2019142-B) and NO. 2019305-C Resolutions, respectively, to extend the validity period of the Long Term Strategy from December 31st 2019 to December 31st, 2020.

(iii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020021-B, the favorable vote to its representatives in the deliberative bodies of CPFL Brasil for the execution of an energy acquisition contract with CPFL Energias Renováveis S.A.’s ("CPFL Renováveis") subsidiaries  Chimay Empreendimentos e Participações Ltda., Mohini Empreendimentos e Participações Ltda. and Jayaditya Empreendimentos e Participações Ltda., in a total contract value of R$ 256,809,947.04 (two hundred and fifty-six million, eight hundred and nine thousand, nine hundred and forty-seven reais and four cents).

(iv) To approve, in terms of Resolution NO. 2020003-C, the technical feasibility study for the accomplishment of deferred tax credit balances, pursuant to CVM Instruction 371/2002, in the fiscal year of 2019, allowing the accounting recognition of the credit in the total value of R$ 470,220,374.63 (four hundred and seventy million, two hundred and twenty thousand, three hundred and seventy-four reais and sixty-three cents), distributed among CPFL Group Companies, being to CPFL Energia the value of R$ 83,383,062.87 (eighty-three million, three hundred and eighty-three thousand and sixty-two reais and eighty-seven cents); as well as To Recommend the favorable vote to its representatives in the deliberative bodies of its controlled companies for the accounting recognition of the credit, as follows:

(a) for RGE Sul Distribuidora de Energia S.A. (“RGE”) the value of R$ 286,353,052.39 (two hundred and eighty-six million, three hundred and fifty-three thousand and fifty-two reais and thirty-nine cents);

(b) for CPFL Serviços, Equipamentos, Indústria e Comércio S.A. ("CPFL Serviços") the value of R$ 11,945,660.90 (eleven million, nine hundred and forty-five thousand, six hundred and sixty reais and ninety cents);

(c) for CPFL Brasil Varejista S.A ("CPFL Brasil Varejista") the value of R$ 765,178.10 (seven hundred and sixty-five thousand, one hundred and seventy-eight reais and ten cents); and

(d) for CPFL Renováveis the value of R$ 87,773,420.38 (eighty-seven million, seven hundred and seventy-three thousand, four hundred and twenty reais and thirty-eight cents).

The following items were presented: (a) Updating of Values of the Basic Approval Table (TBA); (b) CPFL on Hospitals: Program Overview and Communication Plan; (c) Change of address (ZIP code) in the bylaws of the subsidiary Mata Velha Energética S.A.; (d) Results of BoD Self-Evaluation Questionnaire; (e) Monthly Results (December/2019); (f) Monthly Health and Safety Report; (g) Business Development Follow Up; and (h) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen, Mr. Shirong Lyu (Chairman), Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, February 07th, 2020.

Shirong Lyu

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.